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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. Nine)*

TeleTech Holdings, Inc.
(Name of Issuer)
common stock, par value $.01 per share
(Title of Class of Securities)
879939 10 6
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	879939 10 6	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Kenneth D. Tuchman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		36,842,217(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		432,398(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,842,217(1)

WITH:	8	SHARED DISPOSITIVE POWER:

432,398(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

37,274,615

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

51.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)	Includes 19,992,000 shares held by a limited liability limited partnership controlled by Mr. Tuchman, 10,000,000 shares held by a revocable trust controlled by Mr. Tuchman, 306,895 shares held by a separate limited liability limited partnership controlled by Mr. Tuchman and 840,000 shares subject to options exercisable within 60 days.

(2)	Reflects (i) 100,000 shares held by a limited liability partnership in which Mr. Tuchman and his spouse own direct or indirect controlling partnership interests, (ii) 300,000 shares owned by the Tuchman Family Foundation, established for the benefit of entities that have been granted exempt status under Section 501(c)(3) of the Internal Revenue Code, (iii) 22,398 owned by a trust for the benefit of Mr. Tuchman’s nieces and nephews, for which Mr. Tuchman’s spouse is the sole trustee, and (iv) 10,000 shares owned by Mr. Tuchman’s spouse. Mr. Tuchman disclaims beneficial ownership of all shares held by the trust, the Tuchman Family Foundation and his spouse.

CUSIP No.	879939 10 6	Page	3	of	5
Set forth below is the information regarding the aggregate number and percentage of the Issuer’s common stock that is beneficially owned by the reporting person as of the date of this Amendment No. 8.

Item 1(a)	Name of Issuer:

TeleTech Holdings, Inc., a Delaware corporation (the “Issuer”). The percentages contained herein assume that there are 72,816,256 shares of the Issuer’s common stock issued and outstanding, as reported by the Issuer in its most recent quarterly report on Form 10-Q.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9197 S. Peoria Street, Englewood, CO 80112

Item 2(a).	Name of Person Filing.

This Amendment No. 9 to Schedule 13G is being filed by Kenneth D. Tuchman.

Item 2(b).	Address of Principal Business Office, or, if none, Residence.

The principal business address of Mr. Tuchman is 9197 S. Peoria Street, Englewood, CO 80112

Item 2(c).	Citizenship.

Mr. Tuchman is a citizen of the United States of America.

Item 2(d).	Title and Class of Securities.

Common stock, par value $.01 per share

Item 2(e).	CUSIP Number

879939 10 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:	37,274,615
(b)	Percent of class:	51.2%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 36,842,217

(ii)	Shared power to vote or to direct the vote: 432,398

(iii)	Sole power to dispose or to direct the disposition of: 36,842,217

(iv)	Shared power to dispose or to direct the disposition of: 432,398

CUSIP No.	879939 10 6	Page	4	of	5

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No.	879939 10 6	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 20, 2006
/s/ Kenneth D. Tuchman

Kenneth D. Tuchman